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SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a) Under the Securities Exchange Act of 1934*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SMC Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

784460107
(CUSIP Number)

Richard E. Bond, Esq.
Monaco Coach Corporation
91320 Industrial Way
Coburg, Oregon 97408
(541) 686-8011

Copy to:
Henry P. Massey, Jr., Esq.
Michael J. Kennedy, Esq.
Eric J. Finseth, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

June 23, 2001
(Date of Event which requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784460107			SCHEDULE 13D

1.	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person
Monaco Coach Corporation 351880244

2.	Check the Appropriate Box if a Member of a Group
(a) / /
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
00*

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
State of Delaware

		7.	Sole Voting Power
0

Number of		8.	Shared Voting Power
Shares Beneficially			4,035,700
Owned by
Each		9.	Sole Dispositive Power
Reporting Person With			0

		10.	Shared Dispositive Power
4,035,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,035,700*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
70.2%

14.	Type of Reporting Person (See Instructions)
CO

*
4,035,700 shares of common stock of SMC Corporation, a Delaware corporation ("Issuer") are subject to shareholder agreements entered into by Monaco Coach Corporation ("Monaco"), Salmon Acquisition, Inc. and certain shareholders of Issuer (discussed in items 3 and 4 below). Monaco expressly disclaims beneficial ownership of any of the shares of Issuer's common stock covered by the shareholder agreements. Based upon the number of shares of Issuer's common stock outstanding as of June 23, 2001 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the number of shares of Issuer's common stock covered by the shareholder agreements represents approximately 70.29% of the outstanding Issuer common stock.

CUSIP No. 784460107			SCHEDULE 13D

1.	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person
Salmon Acquisition, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a) / /
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
00*

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
State of Oregon

		7.	Sole Voting Power
0

Number of		8.	Shared Voting Power
Shares Beneficially			4,035,700
Owned by
Each		9.	Sole Dispositive Power
Reporting Person With			0

		10.	Shared Dispositive Power
4,035,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,035,700*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
70.2%

14.	Type of Reporting Person (See Instructions)
CO

*
4,035,700 shares of common stock of SMC Corporation, a Delaware corporation ("Issuer") are subject to shareholder agreements entered into by Monaco Coach Corporation ("Monaco"), Salmon Acquisition, Inc. ("Purchaser") and certain shareholders of Issuer (discussed in items 3 and 4 below). Purchaser expressly disclaims beneficial ownership of any of the shares of Issuer's common stock covered by the shareholder agreements. Based upon the number of shares of Issuer's common stock outstanding as of June 23, 2001 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the number of shares of Issuer's common stock covered by the shareholder agreements represents approximately 70.29% of the outstanding Issuer common stock.

Item 1. Security and Issuer.

    The class of equity securities to which this Statement relates is the common stock of SMC Corporation, an Oregon corporation ("Issuer"). The principal executive offices of Issuer are located at 20545 Murray Road Bend, Oregon 97701.

Item 2. Identity and Background.

    The persons listed in numbers 1 through 3 below are the persons filing this joint statement.

1.	a.	Monaco Coach Corporation is a corporation formed under the laws of the State of Delaware ("Monaco").
	b.	The address of the principal office of Monaco is 91320 Industrial Way, Coburg, Oregon 97408.
c.
Monaco's principal business is the manufacture of recreational vehicles. Set forth in Schedule A, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Monaco's directors and executive officers, as of the date hereof.
d.
During the last five years, neither Monaco nor, to Monaco's knowledge, any person named in Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
e.
During the last five years, neither Monaco nor, to Monaco's knowledge, any person named in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	f.	All individuals listed on Schedule A are citizens of the United States.
2.	a.	Salmon Acquisition, Inc. is a corporation incorporated under the laws of the State of Oregon ("Purchaser").
	b.	The address of the principal office of Purchaser is c/o Monaco Coach Corporation, 91320 Industrial Way, Coburg, Oregon 97408.
c.
Purchaser is a wholly owned subsidiary of Monaco. Purchaser was organized to acquire Issuer and has not conducted any unrelated activities since its organization. Set forth in Schedule B, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Purchaser's directors and executive officers, as of the date hereof.
d.
During the last five years, neither Purchaser nor, to Purchaser's knowledge, any person named in Schedule B has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
e.
During the last five years, neither Purchaser nor, to Purchaser's knowledge, any person named in Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	All individuals listed on Schedule B are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

    On June 23, 2001, Monaco, Purchaser and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, that Purchaser will make a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock of Issuer for $3.70 per share, or such higher price as may be paid in the Offer, net to the seller in cash without interest. Following the offer, following the satisfaction or waiver of the conditions described therein, Purchaser will be merged with and into Issuer (such merger, the "Merger"), with Issuer being the surviving corporation, and each issued Share (as defined below) (other than Shares owned by Monaco, Purchaser, or Issuer, or by any direct or indirect wholly owned subsidiary of Monaco, or by those shareholders of Issuer, if any, who are entitled to and who properly exercise appraisal rights under Oregon law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon. The Offer, the Merger, and the other actions contemplated by the Merger Agreement are subject to certain conditions.

    Monaco and certain stockholders of Issuer have entered into shareholder agreements to induce Monaco and Purchaser to enter into the Merger Agreement. Pursuant to the Shareholder Agreement, dated as of June 23, 2001, between Monaco, Purchaser, Issuer and Mathew M. Perlot ("Perlot"), and the Shareholder Agreement, dated as of June 23, 2001, between Monaco, Purchaser, Issuer and Curtis W. Lawler ("Lawler" and together with Perlot, the "Principal Shareholders") (together, the "Shareholder Agreements"), the Principal Shareholders have agreed to tender their shares of common stock of Issuer (the "Subject Shares"), totaling 4,035,700 shares, representing approximately 70.2% of Issuer's outstanding capital stock, into the Offer (as defined below), have granted Monaco an irrevocable proxy to vote the Subject Shares under certain circumstances, and have agreed to certain restrictions on transfer, all as described in more detail in Item 4 below and in the Shareholder Agreements. Monaco did not pay any additional consideration to the Principal Shareholders in connection with the execution and delivery of the Shareholder Agreements.

    The references to and descriptions of the Merger Agreement and the Shareholder Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits (2)(a), (3)(a) and (3)(b), respectively, and are incorporated herein in their entirety.

Item 4. Purpose of Transaction.

    (a) - (b)  Monaco and the Principal Shareholders have entered into the Shareholder Agreements in order to induce Monaco and Purchaser to enter into the Merger Agreement. The purpose of the Shareholder Agreements is to enable Monaco, Purchaser and Issuer to consummate the Offer, the Merger and the other transactions contemplated under the Merger Agreement.

    The purpose of the Offer and the Merger is to enable Monaco to acquire control of Issuer and to acquire all of the outstanding shares of common stock of Issuer (the "Shares").

    Once the Merger is consummated, the separate existence of Purchaser will cease and the shares of common stock of Purchaser outstanding immediately prior to the Merger shall be converted into 1,000 shares of the common stock of Issuer, which shares shall constitute all of the issued and outstanding capital stock of Issuer and shall be owned by Monaco. Monaco's principal reason for acquiring Issuer is to complement Monaco's operations.

    Pursuant to the Shareholder Agreements, each Principal Shareholder has agreed to tender (and has agreed not to withdraw) the Subject Shares pursuant to and in accordance with the terms of the Offer. In addition, each Principal Shareholder has agreed that: (a) the Shareholder shall not, except as contemplated by the terms of the Shareholder Agreements, (i) transfer (including, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Subject Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Subject Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Subject Shares except with respect to election of directors at Issuer's annual meeting, (iv) deposit such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby; (b) the Principal Shareholder shall not, nor shall he permit any investment banker, attorney or other adviser or representative of the Principal Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any Company Takeover Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal.

    In addition, pursuant to the Shareholder Agreements, each of the Principal Shareholders has irrevocably appointed Monaco and certain designees of Monaco as such Principal Shareholder's lawful attorneys-in-fact and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give such appointees the right to vote the Subject Shares, or grant a consent or approval in respect of such Subject Shares, at any meeting of shareholders of Issuer or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, against: (a) any Company Takeover Proposal, and (b) any amendment of Issuer's Articles of Incorporation or Bylaws or other proposal or transaction (including any consent solicitation to remove or elect any directors of Issuer) involving Issuer or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. The Principal Shareholders may vote their shares of common stock of Issuer on all other matters submitted to the shareholders of Issuer for their approval.

    The Shareholder Agreements terminate upon the earlier to occur of: (a) that date which is 60 days following the date upon which the Merger Agreement is terminated in accordance with its terms, or (b) the date that Monaco or Purchaser shall have purchased and paid for the Subject Shares of the Principal Shareholders pursuant to Section 2 of the respective Shareholder Agreements.

    (c) Not applicable.

    (d) Upon consummation of the Merger, the directors of Issuer shall be the directors of Purchaser immediately prior to the Merger, until their resignation or removal or until their respective successors are duly elected and qualified. The officers of Issuer shall be the officers of Purchaser immediately prior to the Merger, until their resignation or removal or until their respective successors are duly elected.

    Promptly upon the purchase by Monaco of Shares pursuant to the Offer, Monaco shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of Issuer as will give Monaco, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of Issuer equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors of Issuer (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of Issuer) multiplied by the percentage that the aggregate number of Shares beneficially owned by Monaco or any affiliate of Monaco (including for purposes of this section such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by Issuer) bears to the number of shares of Issuer's common stock outstanding. At such time, if requested by Monaco, Issuer will also cause each committee of the Board of Directors of Issuer to include persons designated by Monaco constituting the same percentage of each such committee as Monaco's designees are of the Board of Directors of Issuer. Issuer shall, upon request by Monaco, promptly increase the size of the Board of Directors of Issuer or exercise reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Monaco's designees to be elected to the Board of Directors of Issuer in accordance with the terms of the Merger Agreement and to cause Monaco's designees so to be elected; provided, however, that, in the event that Monaco's designees are elected to the Board of Directors of Issuer, until the effective time of the Merger, the Board of Directors of Issuer shall have at least two directors who were directors on the date of the Merger Agreement, one of whom will be Mathew M. Perlot and one of whom will be a director who is neither an officer of Issuer nor a designee, shareholder, affiliate or associate (within the meaning of the federal securities laws) of Monaco. Subject to applicable law, Issuer shall promptly take all action necessary pursuant to Section 14(f) of the Securities Exchange Act and Rule 14f-1 thereunder in order to fulfill the foregoing obligations set forth in the Merger Agreement with respect to directors and shall include in the Schedule 14D-9 mailed to shareholders promptly after the commencement of the Offer (or in an amendment thereof or an information statement pursuant to Rule 14f-1 if Monaco has not theretofore designated directors) the information with respect to Issuer and its officers and directors as is required under Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this section. Monaco will supply Issuer, and be solely responsible for, any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

    (e) Other than as a result of the transactions contemplated by the Merger Agreement and the Shareholder Agreements, as described more fully in Item 3 and Item 4 above, not applicable.

    (f)  Following completion of the Offer and the Merger, Monaco intends to integrate Issuer's operations with those of Monaco under the direction of Monaco's management.

    (g) Upon consummation of the Merger, Article II of the Restated Articles of Incorporation of Issuer shall be amended in its entirety to provide that the capital stock of Issuer shall consist solely of 1,000 shares of common stock, and the Restated Articles of Incorporation, as so amended, shall be the Articles of Incorporation of Issuer, until thereafter amended. Upon consummation of the Merger, the Bylaws of Issuer shall be the Restated Bylaws of Purchaser in effect immediately prior to the Merger, until thereafter amended.

    (h) Issuer's common stock will be delisted from the Nasdaq Stock Market upon consummation of the Merger or shortly thereafter.

    (i)  If the Merger is consummated as planned, the common stock of Issuer will become eligible for termination pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

    (j)  Other than described above, Monaco currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D. However, Monaco intends to continue to review Issuer and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5. Interest in Securities of the Issuer.

    (a) - (b)  As a result of the Shareholder Agreements, Monaco and Purchaser may be deemed to be the beneficial owners of 4,035,700 Shares. Based on Issuer's representation in the Merger Agreement that there were 5,745,599 shares of Issuer common stock outstanding as of June 23, 2001, the Subject Shares represent approximately 70.29% of the outstanding shares of Issuer common stock, excluding the 733,000 shares of Issuer common stock represented by Issuer in the Merger Agreement to be issuable as of June 23, 2001 upon exercise of outstanding options. Monaco and Purchaser may be deemed to have the shared power to vote the Subject Shares with respect to those matters described in Item 3 and Item 4 above, which are incorporated herein by reference. Monaco and Purchaser may be deemed to have the shared power to dispose of the Subject Shares with respect to their respective rights under the Shareholder Agreements to restrict the Shareholders' ability to transfer the Subject Shares, as more fully described in Item 4 above, which is incorporated herein by reference.

    However, neither Monaco nor Purchaser is entitled to any rights as a shareholder of Issuer as to the Subject Shares and each of Monaco and Purchaser disclaims any beneficial ownership of the Subject Shares.

    To the knowledge of Monaco and Purchaser, none of the persons set forth in Schedule A or B beneficially own any shares of Issuer common stock.

    (c) To the knowledge of Monaco and Purchaser, no transactions in the class of securities reported on have been effected during the past sixty days by any person named pursuant to Item 2.

    (d) To the knowledge of Monaco and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Issuer.

    Other than as described in Items 3, 4 and 5, the Merger Agreement and the Shareholder Agreements, to the knowledge of Monaco and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

(2)(a) -	Agreement and Plan of Merger dated as of June 23, 2001 among Monaco Coach Corporation, Salmon Acquisition, Inc. and SMC Corporation.
(3)(a) -	Shareholder Agreement dated as of June 23, 2001 between Monaco Coach Corporation, Salmon Acquisition, Inc., SMC Corporation and Curtis W. Lawler.
(3)(b) -	Shareholder Agreement dated as of June 23, 2001 between Monaco Coach Corporation, Salmon Acquisition, Inc., SMC Corporation and Mathew M. Perlot.
(99)(a) -	Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k)(1)(iii).

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2001

MONACO COACH CORPORATION

By:	/s/ JOHN W. NEPUTE Name: John W. Nepute Title: President

SALMON ACQUISITION, INC.

By:	/s/ JOHN W. NEPUTE Name: John W. Nepute Title: President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
MONACO

    Directors and Executive Officers of Monaco.

    The name, business address, present principal occupation or employment and material occupations, positions, offices or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of the directors and executive officers of Monaco are set forth below. Except as indicated below, the business address of each such director or executive officer is Monaco Coach Corporation, 91320 Coburg Industrial Way, Coburg, Oregon 97408. Except as indicated below, all directors and officers listed below are citizens of the United States.

Name and Position with Monaco	Present Principal Occupation or Employment and Employment History
Kay L. Toolson, Chairman and Chief Executive Officer	Chief Executive Officer of Monaco since 1986 and Chairman of Monaco since July 1993.
John W. Nepute, President
President of Monaco since October 2000; Executive Vice President, Treasurer and Chief Financial Officer from September 1999 to October 2000; Vice President of Finance, Treasurer and Chief Financial Officer from 1993 to September 1999.
Richard E. Bond, Senior Vice President, Secretary and Chief Administrative Officer
Senior Vice President, Secretary and Chief Administrative Officer of Monaco since September 1999; Vice President, Secretary and Chief Administrative Officer of Monaco from August 1998 to September 1999; Vice President, Secretary and General Counsel of Monaco from February 1997 to August 1998; Vice President, Secretary and General Counsel of Holiday Rambler from 1987 to September 1996.
Martin W. Garriott, Vice President and Director of Oregon Manufacturing	Vice President and Director of Oregon Manufacturing of Monaco since January 1997; Vice President of Corporate Purchasing of Monaco from October 1994 to December 1996.
Irvin M. Yoder, Vice President and Director of Indiana Manufacturing	Vice President and Director of Indiana Manufacturing of Monaco since August 1998; Director of Indiana Motorized Manufacturing of Monaco from March 1996 to July 1998.
Patrick F. Carroll, Vice President of Product Development	Vice President of Product Development of Monaco since August 1998; Director of Product Development of Monaco from October 1995 to August 1998.
P. Martin Daley, Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Monaco since October 2000; Corporate Controller of Monaco from March 1996 to October 2000.
Michael J. Kluger Director c/o Liberty Partners, Inc. 1370 Avenue of the Americas New York, NY 10017
Director of Monaco since 1993; Founding Partner of Liberty Partners, L.P. whose general partner is Liberty Capital Partners, Inc., a New York investment management firm, and has served as a Managing Director since August 1992.

Carl E. Ring, Jr., Director c/o Liberty Partners, Inc. 1370 Avenue of the Americas New York, NY 10017
Director of Monaco since 1993; Founding Partner of Liberty Partners, L.P. whose general partner is Liberty Capital Partners, Inc., a New York investment management firm, and has served as a Managing Director since September 1992.
Richard A. Rouse, Director 25919 Dark Creek Road Calabasas, CA 91302	Director of Monaco since July 1993; Currently, Mr. Rouse is a private investor; Chairman of Emergency Road Service, Inc., a nationwide roadside assistance company, from 1991 to 1998.
Roger A. Vandenberg, Director c/o Cariad Capital, Inc. 188 Benefit Street Providence, RI 02903	Director of Monaco since March 1993; President of Cariad Capital, Inc. since January 1992 and Managing Director of Narragansett Capital, Inc., a private investment firm, since 1986.

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF
THE PURCHASER

    The name, business address, present principal occupation or employment and material occupations, positions, offices or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of the directors and executive officers of Purchaser are set forth below. The business address of each such director and executive officer is Salmon Acquisition, Inc., in care of Monaco Coach Corporation at 91320 Coburg Industrial Way, Coburg, Oregon 97408. Except as indicated below, all directors and officers listed below are citizens of the United States.

Name and Position with Purchaser	Present Principal Occupation or Employment and Employment History
Kay L. Toolson, Chairman of the Board	Chairman of the Board of Purchaser since June 2001; Chief Executive Officer of Monaco since 1986 and Chairman of Monaco since July 1993.
John W. Nepute, President and Director
President and Director of Purchaser since June 2001; President of Monaco since October 2000; Executive Vice President, Treasurer and Chief Financial Officer from September 1999 to October 2000; Vice President of Finance, Treasurer and Chief Financial Officer from 1993 to September 1999.
Richard E. Bond, Secretary and Director
Secretary and Director of Purchaser since June 2001; Senior Vice President, Secretary and Chief Administrative Officer of Monaco since September 1999; Vice President, Secretary and Chief Administrative Officer of Monaco from August 1998 to September 1999; Vice President, Secretary and General Counsel of Monaco from February 1997 to August 1998; Vice President, Secretary and General Counsel of Holiday Rambler from 1987 to September 1996.
P. Martin Daley, Chief Financial Officer	Chief Financial Officer of Purchaser since June 2001; Vice President and Chief Financial Officer of Monaco since October 2000; Corporate Controller of Monaco from March 1996 to October 2000.

EXHIBIT INDEX

Exhibit No.	Description
(2)(a)	Agreement and Plan of Merger dated as of June 23, 2001 among Monaco Coach Corporation, Salmon Acquisition, Inc. and SMC Corporation.
(3)(a)	Shareholder Agreement among Monaco Coach Corporation, Salmon Acquisition, Inc., SMC Corporation and Curtis W. Lawler.
(3)(b)	Shareholder Agreement among Monaco Coach Corporation, Salmon Acquisition, Inc., SMC Corporation and Mathew M. Perlot.
(99)(a)	Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k)(1)(iii).

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Issuer.
  Item 7. Material to be Filed as Exhibits.
SCHEDULE A DIRECTORS AND EXECUTIVE OFFICERS OF MONACO
SCHEDULE B DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER
EXHIBIT INDEX